

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2024

Neal E. Arnold
President and CEO
FirstSun Capital Bancorp
1400 16th Street, Suite 250
Denver, Colorado 80202

> **Re: FirstSun Capital Bancorp**
> **Registration Statement on Form S-4**
> **Filed March 8, 2024**
> **File No. 333-277799**

Dear Neal E. Arnold:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Brittany McIntosh